UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Polibeli Enters into Five-Year Cloud Computing Services Agreement

On October 15, 2026, an indirect subsidiary (the “Provider”) of Polibeli Group Ltd (NASDAQ: PLBL) (“Polibeli” or the “Company”) entered into a cloud computing services agreement and an initial service order (collectively, the “Agreement”) with a company incorporated under the laws of Japan (the “Customer”).

The initial service order provides for computing services over a scheduled 60-month service period from the applicable service commencement date. Total scheduled service fees are approximately US$130.1 million, exclusive of applicable taxes, based on full delivery throughout that period. Fees are subject to contractual adjustments for partial delivery, service credits, early termination or expiry of the corresponding upstream services.

The Agreement requires a prepayment of 20% of the total scheduled service fees upon signing of the Agreement and initial service order. This prepayment forms part of the total scheduled fees and will be credited proportionately against monthly invoices throughout the service period. The Customer pays the remaining monthly balance under the agreed billing terms. Commencement of the service period and recurring service fees is subject to receipt of the required prepayment, availability of the corresponding upstream services and completion of the agreed service readiness and acceptance procedures.

Neither party may terminate a service order for convenience, except as expressly agreed otherwise. The Agreement also contains provisions regarding service levels and service credits, confidentiality, data security, export controls and sanctions, continuing customer eligibility, termination, refunds and limitations of liability and other reasonable and customary terms.

Forward-Looking Statements

This report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements.

This report on Form 6-K contains forward-looking statements regarding the anticipated provision and commencement of cloud computing services under the Agreement, the Provider’s ability to perform its obligations, anticipated service fees and payments, and the Company’s cloud computing business plans. These statements are based on the Company’s current plans, assumptions, beliefs and expectations and involve risks and uncertainties.

Actual results and the timing of events may differ materially from those expressed or implied by these forward-looking statements. Relevant risks and uncertainties include the Customer’s payment and continuing compliance with contractual eligibility requirements; the availability of funding and upstream computing resources; supplier, equipment manufacturer and facility operator performance; procurement, delivery, deployment and readiness testing; the duration and expiry of upstream services; technical, operational, cybersecurity and data-security matters; changes in applicable laws, export controls and sanctions; and suspension or termination of the Agreement. There can be no assurance that the services will commence on the anticipated schedule, that the Provider will be able to provide the services as contemplated, or that the full scheduled service fees will be realized. Further information regarding risks and uncertainties is included in the Company’s filings with the SEC. The forward-looking statements speak only as of the date of this report, and the Company undertakes no obligation to update or revise them, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: October 15, 2026

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